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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                       PHARMAKINETICS LABORATORIES, INC.
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                                (Name of Issuer)


                         Common Stock, $.005 par value
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                         (Title of Class of Securities)


                                   717131403
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                                 (CUSIP Number)

                                Mr. Dennis Chase
                       P.O. Box 248, North Lake, WI 53064
                                 (262)870-6707
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 14, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 7171131403              13D                          PAGE 2 OF 4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Dennis Chase, ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Personal
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Wisconsin
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                7   SOLE VOTING POWER
  NUMBER OF
                    220,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    None.
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    220,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None.
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     220,000
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12   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.81% Basic Weighted Average
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13   TYPE OF REPORTING PERSON (See Instructions)

     Private Investor
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Item 1.  Security and Issuer

         This statement relates to shares of common stock, $.005 par value; authorized, 10,000,000 shares; issued in outstanding, 2,496,129.

Item 2.  Identity and Background

         Private investor

Item 3.  Source and Amount of Funds or Other Consideration.

         Personal funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         The shares of Common Stock are being held for investment purposes.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, Dennis Chase is deemed to be the beneficial owner of 220,000 shares or 8.81% of the total common stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits.

         None.




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    Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

November 14, 2000

Dennis Chase


By: /s/ Dennis Chase
    --------------------------
    Dennis Chase











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